SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: General Electric Co.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to an article in the Financial Times, available at https://www.ft.com/content/afaddd0e-d1b8-4b24-8496-3565b6c0d5a9?accessToken=zwAAAXjc-nnQkdOvrd0O0bhLJNOEljVltsDVqQ.MEUCIQC_7PAXKUQ6dj7pnb2CqPa-EOBm1bD0BKiUx_WWiBYh9gIgFAjW7vWBSRhdKnU1pg4aIyaDmOtVZudXa2XUIhEyYgI&sharetype=gift?t oken=266e51ac-5b83-4836-886e-acd0e6af040d].

[This reference is to an article in Bloomberg, available at https://www.bloomberg.com/news/articles/2021-04-16/ge-ceo-s-232-million-pay-deal-draws-fire-from-glass-lewis-iss?sref=cdlcj118]